UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Retirement of Shares

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) has resolved to retire our common shares as follows:

1.	Number of shares to be retired: 2,937,000 common shares.

2.	Scheduled period of share repurchases for retirement: April 28, 2003 to July 27, 2003.

3.	Scheduled date of share retirement: immediately after completion of share repurchases for share retirement.

4.	Securities firms designated to repurchase shares: Deawoo Securities, Dongwon Securities, Miraeasset Securities, Samsung Securities and LG Securities.

5.	Daily order limit: 293,700 shares.

6.	Date of board resolution: April 24, 2003.

7.	Others: If the retirement of shares results in the violation of the 49% foreign ownership limitation under the Telecommunication Business Law, the number of shares to be retired will be amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    April 24, 2003

KT Corporation

By:	/s/ Wha Joon Cho

Name:	Wha Joon Cho
Title:	Managing Director